UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HIGH TEMPLAR TECH LIMITED
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

American Depositary Shares
(Title of Class of Securities)

747798106
(CUSIP Number of Class of Securities)

Min Luo, Chairman and Chief Executive Officer
Telephone: +86-592-317-2318
Email: ir@hightemplar.com
No. 101, Meishe Road, Meilin Street
Tongan District, Xiamen, Fujian Province
China

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Yi Gao Simpson Thacher & Bartlett 35th Floor, ICBC Tower Hong Kong, China (852) 2514-7600	Marisa D. Stavenas John O’Connell Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Harald Halbhuber
Lesley Janzen
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by High Templar Tech Limited (“High Templar,” or the “Company”) on May 26, 2026 (the “Schedule TO”), relating to the offer by the Company to purchase for cash up to 39 million American Depositary Shares (the “ADSs”) of the Company, each representing one Class A ordinary share, par value US$0.0001 per share, at a price of not less than US$2.80 and not greater than US$3.20 per ADS, to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2026, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items that are amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information

The disclosure in Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On June 25, 2026, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 P.M., New York City time, on June 24, 2026. The full text of the press release is attached as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press release, dated June 25, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2026

HIGH TEMPLAR TECH LIMITED

By:	/s/ Min Luo
Min Luo
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A) *	Offer to Purchase, dated May 26, 2026.
(a)(1)(B) *	Letter of Transmittal.
(a)(1)(C) *	Notice of Guaranteed Delivery.
(a)(1)(D) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F) *	Summary Advertisement, dated May 26, 2026.
(a)(5)(A) *	Press release announcing the commencement of the Offer, dated May 26, 2026.
(a)(5)(B) **	Press release, dated June 25, 2026.
(d)(1)	Form of Deposit Agreement (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares).
(d)(2)	Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
(d)(3)	Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
(d)(4)	Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
(d)(5)	Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
(d)(6)	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
(d)(7)	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017).
107 *	Filing Fee Table.

*	Filed Previously
**	Filed herewith

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